Exhibit 2.1

FIRST AMENDMENT TO SHARE EXCHANGE AGREEMENT

This FIRST AMENDMENT TO SHARE EXCHANGE AGREEMENT (this “Amendment”), dated as of September 27, 2019, is made and entered into by and among Blue Valor Limited, a company incorporated in Hong Kong (the “Seller”) and Legacy Acquisition, Corp., a Delaware corporation (the “Purchaser”).

WHEREAS, the parties hereto previously entered into that certain Share Exchange Agreement (including, without limitation, the exhibits and amendments thereto, the “Agreement”), dated as of August 23, 2019; capitalized terms used herein but not defined herein shall have the meanings ascribed thereto in the Agreement; and

WHEREAS, Section 11.2 of the Agreement provides that the Agreement may not be amended or modified except by an instrument in writing signed by each of the Seller and the Purchaser; and

WHEREAS, the parties hereto wish to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1.                  Amendment. Section 6.22 of the Agreement is hereby amended and restated in its entirety to read as follows:

6.22       Extension.

(a)               In connection with this Agreement and the transactions contemplated hereby, on August 14, 2019, the Purchaser filed with the SEC a Proxy Statement calling a special meeting of the Purchaser Common Stockholders (the “Extension Stockholders Meeting”), to be held prior to November 21, 2019, seeking the approval of the Purchaser Common Stockholders to (i) amend the Existing Charter (the “Existing Charter Amendment”) to extend the date by which the Purchaser has to consummate a “Business Combination” through May 20, 2020, provided that such extension shall initially be through December 21, 2019 (the “Initial Extension Date”) and thereafter it shall be extended by the Purchaser at its option and/or at the Seller’s request up to five times, initially to January 21, 2020 and thereafter by additional 30 days periods ending on May 20, 2020 (such Initial Extension Date and any subsequent 30 days periods, the “Outside Extended Date”), (ii) amend the Trust Agreement (the “Extension Trust Amendment”) to extend the date on which to commence liquidating the Trust Account in the event Purchaser has not consummated a “Business Combination” by the extended date and to make any other amendments as may be necessary and (iii) any other matters that would be required to be presented at the Extension Stockholders Meeting (such proposals being an “Extension”). The Purchaser shall file such proxy statement sufficiently in advance to ensure that the Extension Stockholders Meeting is held at such time to allow the Extension.

(b)               In the event that the Extension is approved by the Purchaser Common Stockholders pursuant to Section 6.22(a), the Seller shall provide a loan (the “Initial Loan”) to the Purchaser in an amount equal to (i) the product of (A) $0.03, multiplied by (B) the number of Purchaser Class A Common Shares outstanding on the date of the Initial Loan that were not redeemed prior to such date, plus (ii) the loan amount specified in a certificate to the Seller signed by the Chief Executive Officer of the Purchaser (the “CEO Certificate”), certifying that the Purchaser has reasonably determined that such loan amount is necessary to be loaned from the Seller to the Purchaser for it to be able to pay any further costs and expenses and continue operations through the earlier of the Closing or the Outside Extended Date, taking into account all cash resources available to the Purchaser at the relevant time from any source, including any amounts available from the Trust Fund and any interest payments available in connection therewith (the “Certified Costs and Expenses”), which loan amount shall not exceed $100,000.

(c)               In the event that after the Initial Loan the Purchaser elects at its option (subject to provisos (i) and (ii) below) and/or the Seller requests that the Purchaser extend the then-current Outside Extended Date by an additional 30 days in accordance with Section 6.22(a), then the Purchaser shall so extend the Outside Extended Date and the Seller shall provide a loan (each, an “Additional Loan” and together with the Initial Loan and any other Additional Loans, the “Seller Loans”) to the Purchaser in an amount not to exceed one million dollars (US$ 1,000,000) per Additional Loan, including Certified Costs and Expenses; provided that (i) the Purchaser delivered to the Seller a CEO Certificate, which CEO Certificate shall be delivered by the Purchaser to the Seller and accepted by Seller prior to the Purchaser’s or Seller’s determination whether or not to effect or request (as applicable) extension of the then-current Outside Extended Date and (ii) the total amount of Certified Costs and Expenses included in all CEO Certificates delivered by Purchaser with respect to all of Seller’s Loans shall not exceed $300,000). For the avoidance of doubt, each Additional Loan may be used by the Purchaser to pay any of its further costs and expenses and continue operations through the earlier of the Closing or the Outside Extended Date, whether consisting of contributions to the Trust Account in respect of the Extension or otherwise. The Seller Loans will be repayable by the Purchaser at the Closing or upon consummation of any initial business combination. The Seller Loans will be forgiven by the Seller if the Closing does not occur and the Trust Account liquidates, except to the extent of any funds that are available to the Purchaser (i) after such liquidation in accordance with the Trust Agreement, or (ii) from any other source.

(d)               If the Purchaser Common Stockholders approve the Extension at the Extension Stockholders Meeting, the parties hereto shall make any and all necessary amendments to this Agreement to reflect the Extension, subject to Section 11.2.

2.                  Effect on Agreement. Other than as specifically set forth herein, all other terms and provisions of the Agreement shall remain unaffected by the terms of this Amendment, and shall continue in full force and effect in accordance with their respective terms. Each reference in the Agreement to “this Agreement” shall mean the Agreement as amended by this Amendment, and as hereinafter amended or restated.

3.                  Counterparts. This Amendment may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

4.                  Successors and Assigns. This Amendment shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns.

5.                  Amendment. This Amendment may not be amended or modified except by an instrument in writing signed by, or on behalf of, all of the parties hereto.

6.                  Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State.

7.                  Entire Agreement. This Amendment, the Agreement and the Ancillary Agreements constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

PURCHASER:

LEGACY ACQUISITION, CORP.

By:	/s/ Edwin J. Rigaud
Name:	Edwin J. Rigaud
Title:	Chairman and Chief Executive Officer

SELLER:

BLUE VALOR LIMITED

By:	/s/ He Shen
Name:	He Shen
Title:	Authorized Signatory

4